

FOR: **GOTTSCHALKS INC.**

CONTACT: Gregory Ambro
Chief Financial Officer
(559) 434-4800

Financial Dynamics:
Leigh Parrish, Rachel Albert
(212) 850-5651, (212) 850-5706

DISTRIBUTION: NORTHERN CALIFORNIA NEWS LINE & SFGOT/ESFGOT

FOR RELEASE ON MONDAY, DECEMBER 11 AT 5:05 P.M. E.S.T.

GOTTSCHALKS INC. PROVIDES UPDATE ON STRATEGIC ALTERNATIVE REVIEW PROCESS

FRESNO, California – December 11, 2006 – Gottschalks Inc. (NYSE: GOT), a regional department and specialty store chain based in Fresno, California, today announced that the Board of Directors' has retained UBS Investment Bank to assist its special strategic committee in exploring various alternatives available to the Company. The Company will also continue to use the financial advisory services of Financo, Inc.

The Company previously announced that its Board of Directors formed a special strategic committee to identify and evaluate various strategic alternatives to maximize shareholder value, including, a revised business plan, operating partnerships, joint ventures, strategic alliances, share repurchases, a recapitalization, and the sale or merger of the Company. The special strategic committee will now be comprised of the Board's six independent directors for the alternative review process.

The Company has not set a definitive timetable for completion of its review of strategic alternatives and further advises that there can be no assurances that the evaluation process will result in any transaction. The Company does not intend to disclose developments regarding its evaluation of strategic alternatives unless and until the Board of Directors has approved a specific transaction.

About Gottschalks
Gottschalks is a regional department store chain, currently operating 61 department stores and 5

specialty apparel stores in six western states, including California (38), Washington (8), Alaska (6), Oregon (4), Nevada (2) and Idaho (3). Gottschalks offers better to moderate brand-name fashion apparel, cosmetics, shoes, accessories and home merchandise. Gottschalks offers corporate information and selected merchandise on its website located at www.gottschalks.com.

Business Risks and Forward Looking Statements

This release contains forward-looking statements (within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995) that involve risks and uncertainties. In some instances, such statements may be identified by the use of forward-looking terminology such as "may," "will," "expects," "believes," "intends," "projects," "forecasts," "plans," "estimates," "anticipates," "continues," "targets," or similar terms, variations of such terms or the negative of such terms. Such statements are based on management's current expectations and are subject to a number of factors and uncertainties which could cause actual results to differ materially from those described in the forward-looking statements, including, without limitation, the Company's ability to meet debt obligations and adhere to the restrictions and covenants imposed under its various debt agreements; the timely receipt of merchandise and the Company's ability to obtain adequate trade credit from its key factors and vendors; risks arising from general economic and market conditions (including uncertainties arising from acts of terrorism or war); the ability to improve the profitability and cash flows of the stores acquired from Lamonts Apparel, Inc., or to sell, sublease or close underperforming stores; the ability to modify operations in order to minimize the adverse impact of rising costs, including but not limited to health care, workers' compensation, property and casualty insurance and utilities costs; the effects of seasonality and weather conditions, changing consumer trends and preferences, competition, consumer credit, the Company's dependence on its key personnel and general labor conditions, all of which are described in more detail in Gottschalks' Annual Report on Form 10-K and other reports filed by Gottschalks with the Securities and Exchange Commission. Gottschalks does not presently intend to update these statements and undertakes no duty to any person to effect any such update under any circumstances.

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